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Exhibit 99.18

News Release
April 14, 2000

Trading Symbols:
(EASDAQ)

TURBODYNE REPORTS 1999 YEAR END RESULTS

    Carpinteria, CA—April 14, 2000—Turbodyne Technologies Inc. (EASDAQ:TRBD) today reported financial results for the fiscal year 1999, ended December 31, 1999.

    Revenues for the year ended December 31, 1999 were $50,218,161 compared to revenues of $40,858,000 for the year ended December 31, 1998, an increase of $9,360,161 or 22.9 percent. Revenues in the Light Metals Division for 1999 were $48,503,000 compared to $40,135,000 in 1998. Revenues in the Engine Technology Division for 1999 were $1,715,161 compared to $723,000 in 1998. Turbodyne's Light Metals division accounted for 96.6 percent of total sales for 1999 compared to 98.2 percent of total sales in 1998.

    Gross profit for fiscal 1999 decreased to $3,787,963, or 7.5 percent of sales, compared to $5,033,000, or 12.3 percent of sales, for fiscal 1998, a decrease of $1,245,037, or 24.7 percent. Gross profit for these years was primarily attributable to the Light Metals Division. The reduction in gross profit for fiscal 1999 primarily is attributable to two factors: the extraordinary costs associated with the relocation, consolidation and modernization of the Light Metals Division and the shift in product mix from aftermarket wheel sales with higher gross margins to engine component sales with lower gross margins.

    Net loss for fiscal 1999 was $35,988,896, or 88 cents a share, an increase of $5,955,896 compared to a loss of $30,033,000, or 88 cents a share, in 1998. The fully diluted weighted average shares outstanding for the year was 40,952,987 compared to 34,232,000 a year ago.

    Cash used in operating activities for fiscal 1999 and 1998 was $10,458,798 and $18,269,000, respectively.

    The Company has suffered a net loss in each of the last four years resulting in an accumulated deficit of $90,257,896 at December 31, 1999. The report of the Company's independent auditor notes that there is substantial doubt about the Company's ability to continue as a going concern.

    Gerhard E. Delf, the President and Chief Executive Officer, noted: "1999 was a challenging year for Turbodyne as we implemented a significant restructuring of our operations. However, we enter the new millenium with a renewed focus on our core research and development competence and the product development and marketing strength of our recently announced joint development partner, Honeywell International Inc., a leading turbocharger manufacturer."

    During 1999, the Company significantly restructured its operations to focus its resources on research and development of products using the Company's technology. The principal elements of the restructuring are:

    The Company sold the assets of the Light Metals Division, which accounted for 96.6 percent of total sales and 92.6 percent of gross profit for 1999, in a Chapter 11 bankruptcy proceeding.

    The Company closed its offices in London, England; Paris, France; New York, New York; and Encinitas and Woodland Hills, California and reduced the number of employees at its headquarters from 101 to 58.

    The Company made substantial changes in management to emphasize research and development for the Dynacharger™ and the Turbopac™ product lines.

    The Company has sought to settle many of the lawsuits and claims against it.

    The Company raised an aggregate of $15,615,000 in capital, including issuance of stock options to employees and non-employees for services equal to $4,618,000, to finance the restructuring of its operations and continued research and development.

    The Company shifted its emphasis from aftermarket applications to automotive original equipment manufacturers ("OEMs") for its Dynacharger™ product line and its Turbopac™ product line.

    The Company entered into joint development and license agreements with Honeywell Turbocharging Systems, a division of Honeywell International Inc. (formerly "AlliedSignal, Inc."), a leading manufacturer of turbochargers ("Honeywell"), under which the Company and Honeywell jointly will continue the development of the Dynacharger™ and Turbopac™ product lines for production for the automotive industry.

    The Company and Honeywell jointly are seeking to establish additional strategic relationships.

    Turbodyne Technologies Inc. is a leading engineering company in the design and development of charging technology to enhance the performance of internal combustion engines. The Company's technology is based upon DC/AC, very high-speed, high-powered, electronically commuted electric motors, in the design and development of which the Company is a leader. Turbodyne's headquarters is located in Carpinteria, CA; the European business location is Frankfurt, Germany.

    The Company intends to file its Annual Report on Form 10-K for fiscal 1999 today with the US Securities and Exchange Commission via the Edgar system and with the Market Authority of EASDAQ.

Contacts:

Corporate Communications, Peter Weichselbraun (800) 566-1130
roup Finance—Investor Relations, Ken Fitzpatrick (800) 566-1130
European Investor Relations, Markus Kumbrink +49-69-975-44-665

TURBODYNE TECHNOLOGIES, INC. AND SUBSIDIARIES
Audited Consolidated Balance Sheets
December 31, 1999 and 1998

	1999	1998
Assets
Current Assets
Cash	$29,025	$1,257,000
Trade accounts receivable-less allowance for doubtful accounts of $45,000 and $270,000 in 1999 and 1998, respectively	2,677,320	10,623,000
Employee advances receivable-less allowance for doubtful accounts of $237,500 and $0 in 1999 and 1998, respectively (Note 11)	696,347	415,000
Inventories (Note 2)	1,524,261	6,507,000
Prepaid expenses and other current assets	24,719	1,401,000

Total Current Assets	4,951,672	20,203,000

Property and equipment, at cost, net (Note 3)	1,765,107	20,616,000
Goodwill-net	—	12,992,000
Other assets (Note 11)	46,980	1,235,000

Total Assets	$6,763,759	$55,046,000

Liabilities and Shareholders' Equity
Current Liabilities
Current maturities of long-term debt (Note 4 and 5)	1,250,000	497,000
Current maturities of obligations under capital leases (Note 8)	39,764	778,000
Accounts payable	2,455,109	8,916,000
Accrued liabilities	506,250	5,527,000
Reserve for lawsuit settlement	349,738	400,000
Income taxes payable (Note 6)	—	700,000

Total Current Liabilities	4,600,861	16,018,000
Long-term debt, less current maturities (Note 5)	—	9,941,000
Obligations under capital leases, less current maturities (Note 8)	47,871	3,138,000

Total Liabilities	4,648,732	29,097,000

Shareholders' Equity
Preferred stock, $0.001 par value. Authorized 1,000,000 shares; issued 10,000 Series A Convertible Preferred and 10,000 Series B Convertible Preferred shares and outstanding none in 1999 and 1998	—	—
Common stock, $0.001 par value. Authorized 60,000,000 shares; issued and outstanding 51,044,816 shares in 1999 and 41,313,816 shares in 1998	51,045	42,000
Treasury stock, at cost, 378,580 shares at December 31, 1999 and 330,080 shares at December 31, 1998	(1,755,534)	(1,500,000)
Additional paid-in capital	94,057,154	81,770,000
Other comprehensive income (loss)	20,258	(94,000)
Accumulated deficit	(90,257,896)	(54,269,000)

Total Shareholders' Equity	2,115,027	25,949,000

Commitments and contingencies (Note 8 and 15)	—	—
Liquidity (Note 13)	—	—

Total Liabilities and Shareholders' Equity	$6,763,759	$55,046,000

The accompanying notes are an integral part of these financial statements.

TURBODYNE TECHNOLOGIES, INC. AND SUBSIDIARIES
Audited Consolidated Statements of Operations
For the Years ended December 31, 1999 and 1998

	1999	1998
Net sales	$50,218,161	$40,858,000
Cost of goods sold	46,430,198	35,825,000
Gross profit	3,787,963	5,033,000
Selling, general and administrative expenses (Note 11)	12,170,524	15,026,000
Research and development costs (Note 1L)	7,585,327	7,915,000
Non-employees compensation expense (Note 10)	1,043,310	3,308,000
Depreciation and amortization	3,692,104	3,631,000
Relocation costs (Note 7)	96,328	2,323,000

Total Operating Expense	24,587,593	32,203,000

Loss From Operations	(20,799,630)	(27,170,000)

Other expense (income)
Interest expense, net	1,538,529	800,000
Litigation expense (Notes 7 and 14)	6,051,531	1,400,000
Gain on sale of patents (Note 14)	(5,996,789)	—
Loss on disposal of assets (Note 1G and 15)	14,298,395	—
Other, net	—	(37,000)
Loss before income taxes	(36,691,296)	(29,333,000)
Income tax expense (benefit) (Note 6)	(702,400)	700,000

Net Loss	$(35,988,896)	$(30,033,000)

Net loss per common share:
Basic loss per share	(.88)	(.88)
Diluted loss per share	(.88)	(.88)
Weighted average shares used for basic and diluted loss per share	40,952,987	34,232,000

The accompanying notes are an integral part of these financial statements.

TURBODYNE TECHNOLOGIES INC. AND SUBSIDIARIES
Audited Consolidated Statements of Cash Flows
Years ended December 31, 1999, 1998

	1999	1998
Cash flows from operating activities:
Net loss	$(35,988,896)	$(30,033,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,692,104	3,631,000
Preferred stock compensation	—	375,000
(Gain) loss on sale of assets (Note 14)	809,486	(1,000)
Loss on disposal of assets related to net book value of fixed assets, goodwill and debt (Note 15)	16,764,619	—
Non cash stock option compensation	1,234,157	3,308,000
(Increase) decrease in operating assets:
Trade accounts receivable	7,945,680	(1,359,000)
Employee advances receivable	(281,347)	(62,000)
Inventories	4,982,739	(1,038,000)
Prepaid expenses and other current assets	1,376,281	422,000
Other assets	1,188,020	(1,229,000)
Increase (decrease) in operating liabilities:
Trade accounts payable	(6,460,891)	3,633,000
Accrued liabilities	(5,020,750)	3,334,000
Income taxes payable	(700,000)	614,000
Deferred tax liability	—	136,000

Net cash used in operating activities:	(10,458,798)	(18,269,000)

Cash flows from investing activities:
Purchase of property and equipment	(1,570,823)	(2,733,000)
Proceeds from sale of property, plant and equipment	—	8,000

Net cash used in investing activities	$(1,570,823)	$(2,725,000)

Cash flows from financing activities:
Net proceeds from long-term borrowings	$1,750,000	$1,676,000
Repayments under capital lease obligations	(1,045,976)	(1,637,000)
Repayments from long-term borrowings	(1,572,882)	—
Proceeds from convertible subordinated debentures	500,000	3,000,000
Issuance of common stock	10,132,942	—
Proceeds from exercise of stock options and warrants	429,100	20,038,000
Exercise of stock options for professional services	—	—
Repurchase of treasury stock	(255,534)	(1,500,000)
Net proceeds from preferred stock issue	—	—
Issuance costs paid		(159,000)
Net cash provided by financing activities	9,937,650	21,418,000
Effect of exchange rate on cash	114,258	(116,000)
Net increase (decrease) in cash	(1,977,713)	308,000

Cash at beginning of year	1,257,000	949,000

Cash at end of year	$(720,713)	$1,257,000

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$1,136,433	$988,000
Income taxes	4,000	—
Supplemental disclosure of noncash investing and financing activities:
Issuance of notes for financing of capital leases	$644,943	$2,651,000
Preferred stock dividends paid	—	356,000
Preferred stock dividends declared	—	163,000
Settlement of claim through sale of patents (Note 4)	$6,650,000	$—

The accompanying notes are an integral part of these financial statements.

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TURBODYNE REPORTS 1999 YEAR END RESULTS
TURBODYNE TECHNOLOGIES, INC. AND SUBSIDIARIES Audited Consolidated Balance Sheets December 31, 1999 and 1998
TURBODYNE TECHNOLOGIES, INC. AND SUBSIDIARIES Audited Consolidated Statements of Operations For the Years ended December 31, 1999 and 1998
TURBODYNE TECHNOLOGIES INC. AND SUBSIDIARIES Audited Consolidated Statements of Cash Flows Years ended December 31, 1999, 1998